Exhibit 99.1

news release

Hydro One completes acquisition of Norfolk Power Inc.

Toronto, August 29, 2014 – Today, Hydro One announced the legal closing of the purchase of Norfolk Power Inc. (Norfolk Power). The Ontario Energy Board (OEB) approved the sale on July 3, 2014. Hydro One has been a proud electricity supplier to Norfolk County for decades serving approximately 14,000 Norfolk County customers and is excited about the opportunity to extend its service to the entire County – a further 18,000 customers.

As part of the approved deal, Norfolk Power residential customers will see a 1.4 per cent reduction to their monthly distribution delivery rates and general service customers will see a reduction between 1.4 per cent and 1.6 per cent depending on their rate class, effective September 8, 2014. In addition, distribution rates will be frozen for the next five years.

“We are pleased to welcome new customers and new employees to our Company,” said Carmine Marcello, President and CEO, Hydro One. “We know our customers count on us to deliver the electricity that powers their lives. We are committed to delivering great service for Norfolk Power’s customers and we remain focused on prudent management, efficient operations and improving the customer experience for everyone we serve.”

Norfolk Power will operate as usual until the transition to Hydro One is complete. This includes no changes to customer account numbers, bills, billing and payment options and service options until the transition to Hydro One is complete, which is expected to be sometime in 2015.

“I am confident that Hydro One will provide Norfolk Power customers with safe and reliable service for years to come. Today’s news represents a success for the Council, the County and the citizens of Norfolk”, said Mayor Dennis Travale. “Through the Advisory Committee we will continue to work together to ensure a smooth transition for employees and customers.”

On April 2, 2013, Norfolk County announced the sale of the local utility for $93 million. Hydro One paid Norfolk County approximately $66 million net after assuming Norfolk Power’s existing debt of approximately $27 million.

In addition, Hydro One has reached agreements to acquire two more local distribution companies in southwestern Ontario, Woodstock Hydro Holdings Inc. (Woodstock Hydro) and Haldimand County Utilities Inc. (Haldimand Hydro), which are pending OEB approval. The purchase of Norfolk Power, Woodstock Hydro and Haldimand Hydro will grow Hydro One’s customer base by approximately 5%.

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Hydro One delivers electricity safely, reliably and responsibly to homes and businesses across the province of Ontario and owns and operates Ontario’s 29,000 km high-voltage transmission network that delivers electricity to large industrial customers and municipal utilities, and a 122,000 km low-voltage distribution system that serves about 1.4 million end-use customers and smaller municipal utilities in the province. Hydro One is wholly owned by the Province of Ontario.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: statements related to OEB decisions, distribution rates and customer bills; statements regarding our planned work; and expectations regarding future expenditures. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; no severe damage to our facilities caused by adverse weather conditions, natural disasters or catastrophic events; anticipated numbers of new customers and renewable energy projects materializing; availability of required services and/or materials; a stable regulatory environment; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third party industry analysts. Actual results may differ materially from those predicted by such forward-looking statements. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things: severe weather conditions, natural disasters or catastrophic events; an inability to procure required services and/or materials; and the risk that anticipated numbers of new customers and renewable energy projects do not materialize.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com.